788 – 550 Burrard Street
Vancouver, BC V6C 2B5
P: 604-899-5450
F: 604-484-4710

News Release	No. 18-383
November 20, 2018

Platinum Group Metals Announces Share Consolidation

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE American) (“Platinum Group” or the “Company”) today announced a consolidation of its common shares on the basis of one new share for ten old shares (1:10), effective at 9:00 a.m. (New York time) on December 13, 2018 (the “Effective Time”). The Company’s consolidated common shares are expected to begin trading on the Toronto Stock Exchange (“TSX”) and NYSE American when the markets open on December 17, 2018. The purpose of the consolidation is to increase the Company’s common share price to be in compliance with the NYSE American’s low selling price requirement.

Shareholder feedback has been that the Company should maintain its listing on the NYSE American.

Details

Each ten (10) common shares issued and outstanding at the Effective Time will be consolidated into one common share. The share consolidation will affect all of the Company’s common shares outstanding at the Effective Time. As a result of the share consolidation, the number of issued and outstanding common shares will be reduced from 291,259,110 to 29,125,911 (subject to fractional treatment). Each shareholder’s percentage ownership in the Company and proportional voting power remained unchanged after the share consolidation, except for minor changes and adjustments resulting from the treatment of fractional shares.

The new CUSIP number for the post-consolidation common shares will be 72765Q882 and the new ISIN number will be CA72765Q8829.

No fractional shares will be issued as a result of the share consolidation. Fractional interests of 0.5 or greater will be rounded up to the nearest whole number of shares and fractional interests of less than 0.5 will be rounded down to the nearest whole number of shares, in accordance with the Business Corporations Act (British Columbia). Registered shareholders of the Company will receive a letter of transmittal from the Company's transfer agent, Computershare Investor Services Inc., as soon as practicable after the effective date of the share consolidation. The letter of transmittal will enable registered shareholders to exchange their old share certificates representing pre-consolidation common shares for post-consolidation common shares. Until surrendered, each share certificate representing pre-consolidation common shares will represent the number of whole post consolidation common shares to which the holder is entitled as a result of the consolidation.

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Shareholders who hold their common shares in brokerage accounts or in “street name” are not required to take any action to effect the exchange of their common shares.

The number of common shares on a post-consolidated basis underlying the issued and outstanding warrants of the Company, including the warrants listed and posted for trading on the TSX under the symbol “PTM.WT.U”, and the exercise price thereof will be adjusted in accordance with the applicable warrant indenture or warrant certificate. As well, the number of common shares on a post-consolidated basis that may be issuable upon the conversion of convertible senior subordinated notes (the “Notes”) originally issued by the Company on June 30, 2017 and maturing on July 1, 2022 will be adjusted in accordance with the indenture governing the Notes.

Regulatory Requirements

The listing of the consolidated common shares on the NYSE American and the TSX is subject to the prior approval of the NYSE American and the final approval of the TSX, respectively.

About Platinum Group Metals Ltd.

Platinum Group, based in Johannesburg, South Africa and Vancouver, Canada, is focused on the advancement of the large scale, near surface, palladium dominant Waterberg Project in South Africa. Partners at Waterberg include Impala Platinum Holdings Ltd., the Japan Oil, Gas and Metals National Corporation and Mnombo Wethu Consultants (Pty) Ltd., a South African empowerment company.

On behalf of the Board of
Platinum Group Metals Ltd.
R. Michael Jones
President & CEO

For further information contact:
R. Michael Jones, President & CEO
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

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This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include statements about the approval of the TSX and the NYSE American for the trading of the consolidated common shares, the timing of the expected commencement of trading of the consolidated common shares on the TSX and NYSE American, the satisfaction of the minimum share price requirement of the NYSE American, the expected number of common shares outstanding after the consolidation and the anticipated effect of the treatment of fractional shares on the percentage ownership in the Company and proportional voting power. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the announcement or implementation of the share consolidation may adversely affect the market price of the common shares; the NYSE American may not approve the listing of the consolidated common shares or may delist the common shares prior to commencement of trading of the post consolidation shares if the Company cannot satisfy NYSE American requirements, including minimum share price requirements; the commencement of trading of the consolidated common shares on either or both of the TSX and the NYSE American may be delayed; the liquidity and market price of the common shares and the Company’s ability to raise capital may be adversely affected if the Company is unable to maintain its listing on the NYSE American; the Company’s capital requirements may exceed its current expectations and other risk factors described in the Company’s Form 20-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.